SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	13G/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Financial Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Financial Offshore Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 78,846 shares of Common Stock Warrants to purchase 34,239 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 78,846 shares of Common Stock Warrants to purchase 34,239 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,846 shares of Common Stock Warrants to purchase 34,239 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.22%
12	TYPE OF REPORTING PERSON** IA, PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.22%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. Stieven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.22%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Covington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.22%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel M. Ellefson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock (see Item
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.22%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736233107	13G/A	Page 10 of 16 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Porter Bancorp, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Stieven Financial Investors, L.P., a Delaware limited partnership ("SFI"), with respect to the shares of Common Stock and warrants beneficially owned by it;
(ii)	Stieven Financial Offshore Investors, Ltd., a Cayman Islands exempted company (“SFOI”), with respect to the shares of Common Stock and warrants beneficially owned by it;
(iii)
Stieven Capital GP, LLC, a limited liability company organized under the laws of the State of Delaware ("SFIGP"), as the general partner of SFI, with respect to the shares of Common Stock and warrants beneficially owned by SFI;

(iv)
Stieven Capital Advisors, L.P., a Delaware limited partnership (“SCA”), which serves as the investment manager to SFI and SFOI, with respect to the shares of Common Stock and warrants beneficially owned by SFI and SFOI;

(v)
Stieven Capital Advisors GP, LLC, a Delaware limited liability company (“SCAGP”), which serves as the general partner of SCA, with respect to the shares of Common Stock and warrants beneficially owned by SFI and SFOI;

(vi)	Joseph A. Stieven ("Mr. Stieven"), as managing member of SCAGP and SFIGP and Chief Executive Officer of SCA with respect to the shares of Common Stock and warrants beneficially owned by SFI and SFOI;
(vii)	Stephen L. Covington (“Mr. Covington”), as managing director of SCA with respect to the shares of Common Stock and warrants beneficially owned by SFI and SFOI; and
(viii)	Daniel M. Ellefson (“Mr. Ellefson”), as managing director of SCA with respect to the shares of Common Stock and warrants beneficially owned by SFI and SFOI.

CUSIP No. 736233107	13G/A	Page 11 of 16 Pages

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 12412 Powerscourt Drive, Suite 250, St. Louis, Missouri 63131.

Item 2(c).	CITIZENSHIP:

SFI and SCA are limited partnerships organized under the laws of the State of Delaware. SFOI is a Cayman Islands exempted company. SFIGP and SFAGP are limited liability companies organized under the laws of the State of Delaware. Messrs. Stieven, Covington and Ellefson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value (the "Common Stock")

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 736233107	13G/A	Page 12 of 16 Pages

Item 4.	OWNERSHIP.

A.	Stieven Financial Investors, L.P.
	(a)	Amount beneficially owned: 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock
(b)
Percent of class: 5.30%.  The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 11,845,706 shares of Common Stock issued and outstanding on December 5, 2010 as reflected in the Form 8-K filed by the Company on November 19, 2010, and (ii) 194,022 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other warrant holder of the Company does not exercise or convert herein within 60 days.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock

B.	Stieven Financial Offshore Investors, Ltd.
	(a)	Amount beneficially owned: 78,846 shares of Common Stock Warrants to purchase 34,239 shares of Common Stock
	(b)	Percent of class: 0.95%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 78,846 shares of Common Stock Warrants to purchase 34,239 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 78,846 shares of Common Stock Warrants to purchase 34,239 shares of Common Stock

C.	Stieven Capital GP, LLC
	(a)	Amount beneficially owned: 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock
	(b)	Percent of class: 5.30%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 444,124 shares of Common Stock Warrants to purchase 194,022 shares of Common Stock

CUSIP No. 736233107	13G/A	Page 13 of 16 Pages

D.	Stieven Capital Advisors, L.P.
	(a)	Amount beneficially owned: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock
	(b)	Percent of class: 6.22%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock

E.	Stieven Capital Advisors GP, LLC
	(a)	Amount beneficially owned: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock
	(b)	Percent of class: 6.22%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock

F.	Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson
	(a)	Amount beneficially owned: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock
	(b)	Percent of class: 6.22%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 522,970 shares of Common Stock Warrants to purchase 228,261 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 736233107	13G/A	Page 14 of 16 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

SFIGP, the general partner of SFI, has the power to direct the affairs of SFI, including decisions respecting the disposition of the proceeds from the sale of any of the Warrants, or any shares of Common Stock.  Mr. Stieven is the managing member of SCAGP, the general partner of SCA, and in that capacity direct SCAGP's and SCA’s operations.  Messrs. Covington and Ellefson are managing directors of SCA, and in that capacity may direct SCA’s operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

CUSIP No. 736233107	13G/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct..

DATED:  February 9, 2011

STIEVEN FINANCIAL INVESTORS, L.P.

By:	Stieven Capital GP, LLC its general partner

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

STIEVEN FINANCIAL OFFSHORE INVESTORS, LTD.

/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

STIEVEN CAPITAL GP, LLC

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

STIEVEN CAPITAL ADVISORS, L.P.

By:	Stieven Capital Advisors GP, LLC its general partner

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

STIEVEN CAPITAL ADVISORS GP, LLC

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

CUSIP No. 736233107	13G/A	Page 16 of 16 Pages

JOSEPH A. STIEVEN

/s/ Joseph A. Stieven
JOSEPH A. STIEVEN, individually

STEPHEN L. COVINGTON

/s/ Stephen L. Covington
STEPHEN L. COVINGTON, individually

DANIEL M. ELLEFSON

/s/ Daniel M. Ellefson
DANIEL M. ELLEFSON, individually